Via Facsimile and U.S. Mail
Mail Stop 6010

September 30, 2008

Westmoore Holdings, Inc.
Attn: Matthew Jennings, Chief Executive Officer and
        Acting Chief Financial Officer
8141 E. Kaiser Blvd., Suite 312
Anaheim Hills, CA 92808

Re: Westmoore Holdings, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-QSB for the Period Ended March 31, 2008
File No. 000-33153

Dear Mr. Jennings:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief